UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SELECTICA, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
816288203
(CUSIP Number)
Dennis R. Cassell, Esq.
Haynes and Boone, LLP
2323 Victory Avenue, Suite 700
Dallas, Texas 75219-7673
(214) 651-5319
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 26, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	816288203

1	NAMES OF REPORTING PERSONS Versata Enterprises, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		95,653

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,653

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	95,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	816288203

1	NAMES OF REPORTING PERSONS Trilogy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		95,653

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,653

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	95,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO/HC

CUSIP No.	816288203

1	NAMES OF REPORTING PERSONS Joseph A. Liemandt

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		95,653

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		95,653

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	95,653

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	3.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN/HC

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by Versata Enterprises, Inc., Trilogy, Inc. and Joseph A. Liemandt with the Securities and Exchange Commission (the “Commission”) on November 13, 2008, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on November 20, 2008, Amendment No. 2 to Schedule 13D filed with the Commission on December 22, 2008 and Amendment No. 3 to the Schedule 13D filed with the Commission on January 22, 2009 (as amended, the “Schedule 13D”), relating to the common stock, par value $0.0001 per share, of Selectica, Inc. Capitalized terms used herein which are not defined herein have the meanings attributed to such terms in the Schedule 13D. Except as otherwise expressly provided herein, all Items of the Schedule 13D remain unchanged.
Item 4. Purpose of the Transaction.
Item 4 is hereby amended and restated in its entirety to read as follows:
On February 26, 2010, the Court of Chancery of the State of Delaware issued an opinion in Selectica, Inc. v. Versata Enterprises, Inc. and Trilogy, Inc. C.A. No. 4241-VCN that upheld the issuer’s adoption and implementation of the Amended and Restated Rights Agreement under Delaware law and resolved the other remaining claims and counterclaims of the opposing parties. We filed a notice of appeal in the Supreme Court of the State of Delaware on April 7, 2010 that contested the decision of the Delaware Court of Chancery. On October 11, 2010, the Delaware Supreme Court affirmed the decision of the Delaware Court of Chancery. We have decided not to exercise any further rights that we may have with respect to the foregoing cases or proceedings. As a result of the decisions of the Delaware Supreme Court and the Delaware Court of Chancery and the implementation of the Amended and Restated Rights Agreement, each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities covered by this Schedule 13D.
Each reporting person has recently made proposals to the issuer relating to the acquisition of certain (and potentially all) of the assets of the issuer. Each reporting person plans to acquire additional (and potentially all of the) shares of common stock of the issuer in open market or privately negotiated transactions.
In addition, each reporting person plans to review their investment in the issuer on a continuing basis. Depending upon each factor discussed below and each other factor that is or may become relevant, each reporting person plans to consider: (i) making a proposal or proposals to acquire more (and potentially all) of the equity interests in the issuer, including, without limitation, directly from certain (and potentially all) of the security holders of the issuer; (ii) making additional proposals relating to the acquisition of certain (and potentially all) of the assets of the issuer; (iii) making a shareholder proposal or proposals to request that the issuer consider one or more extraordinary transactions, such as a merger; (iv) selling all or part of the securities of the issuer owned by such reporting person in open market or privately negotiated transactions; and (v) one or more combinations of the foregoing.
Any open market or privately negotiated purchases or sales, acquisition recommendations or proposals or other transactions may be made at any time without prior notice. Any alternative may depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the common stock, the financial condition, results of operations and prospects of the issuer and general industry conditions, the availability, form and terms of financing, other investment and business opportunities, general stock market and economic conditions, tax considerations and other factors. Although the foregoing reflects plans and proposals presently contemplated by each reporting person with respect to the issuer, the foregoing is subject to change at any time and dependent upon contingencies and assumed and speculative conditions, and there can be no assurance that any of the actions set forth above will be taken.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.

Item 5. Interest in Securities of the Issuer.
Item 5 is hereby amended and restated in its entirety to read as follows:
(a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.
The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each reporting person are stated in Items 11 and 13 on the cover page(s) hereto.
(b) Number of shares as to which each reporting person has:
(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.
(c) There were no transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the reporting persons.
(d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock that may be deemed to be beneficially owned by the reporting persons.
(e) On February 26, 2010, each of Versata, Trilogy and Mr. Liemandt ceased to be the beneficial owner of more than five percent of the class of securities covered by this statement.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 to this Schedule 13D or otherwise herein. The information contained in Exhibit 99.1 to this Schedule 13D and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended and restated in its entirety to read as follows:

On April 22, 2010, Versata requested a waiver of the Amended and Restated Rights Agreement so that it could purchase additional shares of common stock of the issuer. On May 4, 2010, the issuer sent a letter to Versata stating that the board of directors of the issuer had granted Versata an exemption under the Amended and Restated Rights Agreement allowing Versata to purchase up to 8.4% of the outstanding shares of the issuer’s common stock (or approximately 140,000 additional shares) until November 1, 2010. The foregoing description of this letter is qualified in its entirety by reference to the letter, a copy of which is filed as Exhibit 99.2 hereto and is incorporated herein by reference.
On October 26, 2010, Versata requested an extension of such exemption up to 8.4% of the outstanding shares of the issuer's common stock until February 1, 2011 for the purpose of purchasing additional shares of the issuer’s common stock. As previously disclosed by the issuer, on October 29, 2010, the review committee of the board of directors of the issuer approved Versata’s request to extend the time period of such exemption until February 1, 2011.
Except as otherwise described herein, no reporting person has any legal or other contract, arrangement, understanding, or relationship with any other person with respect to any securities of the issuer. To the knowledge of each reporting person, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer.
The information, if any, called for by Items 2-6, inclusive, of Schedule 13D with respect to any person enumerated in Instruction C of Schedule 13D and required to be included in this statement is included in Exhibit 99.1 hereto or otherwise herein. The information contained in Exhibit 99.1 hereto and each other Item herein is incorporated by reference in answer or partial answer to this Item.
Item 7. Material to be Filed as Exhibits.
Item 7 is hereby amended and restated in its entirety to read as follows:

Exhibit	Description of Exhibit
24.1	Joint Filing Agreement and Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13D relating to the common stock of the issuer filed by the reporting persons with the Commission on November 13, 2008)
99.1	Additional Information (furnished herewith)
99.2	Letter from Selectica, Inc., dated May 4, 2010 (furnished herewith)

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 11, 2010	VERSATA ENTERPRISES, INC.
	By:	/s/ Andrew Price
	Name:	Andrew Price
	Title:	Vice President of Finance

TRILOGY, INC.
	By:	/s/ Andrew Price
	Name:	Andrew Price
	Title:	Vice President of Finance

JOSEPH A. LIEMANDT
	By:	/s/ Joseph A. Liemandt
	Name:	Joseph A. Liemandt